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EXHIBIT H



SECURITIES AND EXCHANGE COMMISSION

(Release No.                       )

                 The Columbia Gas System, Inc. ("Columbia"), a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), located at 20 Montchanin Road, Wilmington, Delaware 19807, has filed an application-declaration under section 6(a), 7, 9(a), 10 and 12(f) of the Act and rule 43 thereunder.

                 Columbia requests authorization to engage in the business of marketing and brokering products other than natural gas -- including petroleum, petroleum products, propane and electricity ("Energy Marketing") either through an existing subsidiary or by forming one or more direct or indirect subsidiaries. To the extent these services are provided by a new subsidiary(ies), Columbia seeks authorization in the aggregate to fund the new subsidiary(ies) through the purchase of up to $5 million dollars of equity by either Columbia (in the case of a direct subsidiary) or by one of Columbia's subsidiary companies (in the case of an indirect subsidiary). To the extent that the services are provided by an indirect subsidiary, the funding by the direct subsidiary will come either from previously authorized funding or from cash on hand.

                 The Energy Marketing services will enhance and expand services previously authorized and currently being performed by one or more Columbia subsidiaries -- namely TriStar Ventures Corporation and its subsidiaries, and Columbia Energy Services Corporation.

                 The application-declaration and any amendments thereto are available for public inspection through the Commission's office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ____________________________________, 1996, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the applicant-declarant at the address specified above. Proof of service (by affidavit or, in the case of an attorney-at-law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application-declaration, as filed or as it may be amended, may be permitted to become effective.

                 For the Commission by the Division of Investment Management, pursuant to delegated authority.


                                                            Jonathan G. Katz
                                                            Secretary